Exhibit 14.1

Hibbett Sports, Inc.
Code of Business Conduct and Ethics

INTRODUCTION

Purpose

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics.   To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations; we adhere to these higher standards.

This Code applies to all of our directors, officers and associates.  We refer to all persons covered by this Code as “Company associates” or simply “associates.”  We also refer to our Chief Executive Officer and Chairman of the Board, our President and Chief Operating Officer, our Vice President and Chief Financial Officer and our Controller as our “senior financial officers.”

Seeking Help and Information

This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face.  If you feel uncomfortable about a situation or have any doubts about whether it is consistent with the Company’s ethical standards, seek help.  We encourage you to contact your supervisor for help first.  If your supervisor cannot answer your question or if you do not feel comfortable contacting your supervisor, contact one of the other parties listed on page 8 of the Code.  You may remain anonymous and will not be required to reveal your identity in calls to the Company’s Ethics and Compliance Hotline or when sending a written report by mail, although providing your identity may assist the Company in addressing your questions or concerns.

Violations of the Code

All associates have a duty to report any known or suspected violation of this Code, including any violation of the laws, rules, regulations or policies that apply to the Company.  If you know of or suspect a violation of this Code, immediately report the conduct to your supervisor.  If you do not feel comfortable reporting the conduct to your supervisor or you do not get a satisfactory response, you may contact one of the other parties listed on page 7 of the Code.  You may also report known or suspected violations to the Ethics and Compliance Hotline that is available 24 hours a day, 7 days a week at 1-877-888-0002.  You may remain anonymous and will not be required to reveal your identity in reporting your concerns.

It is Company policy that any associate who violates this Code will be subject to appropriate discipline, which may include termination of employment.  This determination will be based upon the facts and circumstances of each particular situation.  An associate accused of violating this Code will be given an opportunity to present his or her version of the events at issue prior to any determination of appropriate discipline.  Associates who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms.  The Company may also face substantial fines and penalties and may incur damage to its reputation and standing in the community.  Your conduct as a representative of the Company, if it does not comply with the law or with this Code, can result in serious consequences for both you and the Company.

Policy Against Retaliation

The Company prohibits retaliation against an associate who, in good faith, seeks help or reports known or suspected violations.  Any reprisal or retaliation against an associate, because the associate in good faith sought help or filed a report, will be subject to disciplinary action, including potential termination of employment.

Waivers of the Code

Waivers of this Code for associates may be made only by an executive officer of the Company.  Any waiver of this Code for our directors, executive officers or senior financial officers may be made only by our Board of Directors and will be disclosed to the public as required by law or the rules of the Nasdaq Stock Market.

CONFLICTS OF INTEREST

Identifying Potential Conflicts of Interest

A conflict of interest can occur when an associate’s private interest interferes, or appears to interfere, with the interests of the Company as a whole. The best policy is to avoid private interests that influence your ability to act in the interests of the Company or that make it difficult to perform your work objectively and effectively.  Conflicts of interest are prohibited as a matter of company policy, except as approved under guidelines established by the Board of Directors, as described later in this Code.

Identifying potential conflicts of interest may not always be clear-cut, but the following list provides some typical examples.  Unless specific approval is granted under Company guidelines:

•	Outside Employment. No associate should be employed by, serve as a director of, or provide any services to a company that is a customer, supplier or competitor of the Company.

•	Improper Personal Benefits. No associate should obtain any personal benefits or favors of material value to the associate because of his or her position with the Company.

•	Financial Interests. No associate should have a significant financial interest (ownership or otherwise) in any company that is a material customer, supplier or competitor of the Company.

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Loans or Other Financial Transactions. No associate should obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of the Company.

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Service on Boards and Committees. No associate should serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests reasonably would be expected to conflict with those of the Company, unless specifically approved.

The actions of family members outside the workplace may also give rise to the conflicts of interest described above because they may influence an associate’s objectivity in making decisions on behalf of the Company. For purposes of this Code, “immediate family members” include your spouse, parents, children, siblings, as well as in-laws and step-relations and anyone who resides in your home (other than a tenant or employee).

If you are uncertain whether a particular company is a material customer, supplier or competitor, please contact the Vice President and Chief Financial Officer for assistance.

Related Party Transactions

Conflicts of interest that may arise among certain senior company personnel deserve special attention. In order to protect its interests and comply with SEC and stock exchange rules, the Company will review all transactions in which the following persons (known as “related parties”) have a direct or indirect interest:

•	the Company’s executive officers, directors or nominees for election as a director,
•	greater than 5 percent beneficial owner of the Company’s common stock, or
•	immediate family members of any of the foregoing.

where the Company is a participant and the amount involved may be expected to exceed $100,000 in any calendar year.  This requirement covers any arrangement or relationship, including indebtedness and guarantees, and the $100,000 threshold is the total amount involved in any series of similar or related transactions.

Disclosure of Conflicts of Interest & Related Party Transactions

The Company requires that associates disclose any situations that reasonably would be expected to give rise to a conflict of interest:

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Associates who are not related parties must report potential conflicts of interest to their supervisor or to the Vice President and Chief Financial Officer.  The conflict is prohibited unless and until approved by such persons.

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Related parties must disclose interested transactions (as described above) and any other potential conflicts of interest to the Board of Directors.  Directors or nominees should address their disclosures to the Nominating & Corporate Governance Committee, while others should address their disclosures to the Audit Committee, except for compensation matters of executive management, which should be addressed to the Compensation Committee.

Detailed procedures for dealing with related party transactions (including standing pre-approval for certain types of transactions) may be established by the Board of Directors.  In their absence, the following provisions apply:

•	The applicable committee shall review the material facts of all interested transactions that require the committee’s approval and either approve or disapprove of the entry into the transaction.

•
If advance committee approval of an interested transaction is not feasible, then the transaction shall be considered and, if the committee determines it to be appropriate, ratified at the committee’s next regularly scheduled meeting.

It is the policy of the Board of Directors that all interested transactions with related parties be subject to approval or ratification in accordance with these procedures.

Confidential Information

Associates have access to a variety of confidential information while employed at the Company.  Confidential information includes all non-public information that might be of use to competitors, or, if disclosed, harmful to the Company or its customers.  Associates have a duty to safeguard all confidential information of the Company or third parties with which the Company conducts business, except when disclosure is authorized or legally mandated.  An associate’s obligation to protect confidential information continues after he or she leaves the Company.  Unauthorized disclosure of confidential information could cause competitive harm to the Company or its customers and could result in legal liability to you and the Company.

Any questions or concerns regarding whether disclosure of Company information is legally mandated should be promptly referred to the Vice President and Chief Financial Officer.

COMPANY RECORDS

Accurate and reliable records are crucial to our business.  Our records are the basis of our earnings statements, financial reports and other disclosures to the public and guide our business decision-making and strategic planning.  Company records include payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of our business. Company records are the property of the Company, not the associate who creates them.

All Company records must be complete, accurate and reliable in all material respects.  Undisclosed or unrecorded funds, payments or receipts are inconsistent with our business practices and are prohibited.  You are responsible for understanding and complying with our record-keeping policy.  Ask your supervisor if you have any questions.

ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

As a public company we are subject to various securities laws, regulations and reporting obligations.  Both federal law and our policies require the disclosure of accurate and complete information regarding the Company’s business, financial condition and results of operations which may be filed with, or submitted to, the Securities and Exchange Commission and other regulators or disseminated publicly.  Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

The Company’s senior financial officers and other associates working in the Accounting Department have a special responsibility to ensure that all of our financial disclosures are full, fair, accurate, timely and understandable.  These associates must understand and strictly comply with generally accepted accounting principles and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts. Any direct or indirect attempt to fraudulently influence, coerce, manipulate or mislead the Company’s independent public accountants is strictly forbidden and will be deemed a severe violation of this Code.

Any associate or interested party who has a concern about the Company’s compliance with securities laws, financial reporting, accounting, internal controls or auditing matters should communicate that concern directly to the Company’s Vice President and Chief Financial Officer, outside legal counsel or to the Company’s Audit Committee (through the Audit Committee chairman). Such communications may be confidential or anonymous, and may be e-mailed or submitted in writing to the addresses shown at the end of the Code. While you need not identify yourself to report your concerns, providing specific information will facilitate a thorough investigation.

COMPLIANCE WITH LAWS AND REGULATIONS

Each associate has an obligation to comply with all laws, rules and regulations applicable to the Company operations.  These include, without limitation, laws covering bribery and kickbacks, copyrights, patents, trademarks and trade secrets, information privacy, insider trading, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets.  You are expected to understand and comply with all laws, rules and regulations that apply to your job position.  If any doubt exists about whether a course of action is lawful, you should seek advice from your supervisor or the Vice President and Chief Financial Officer.

COMPLIANCE WITH INSIDER TRADING LAWS

Company associates are prohibited from trading in the stock or other securities of Hibbett Sports, Inc. while in possession of material, non-public information about Hibbett Sports, Inc.  In addition, Company associates are prohibited from recommending, “tipping” or suggesting that anyone else buy or sell stock or other securities of Hibbett Sports, Inc. on the basis of material, non-public information.  Company associates who obtain material non-public information about another company in the course of their employment are prohibited from trading in the stock or securities of the other company while in possession of such information or “tipping” others to trade based on such information.  Violation of insider trading laws can result in severe fines and criminal penalties, as well as disciplinary action by the Company, up to and including termination of employment.

Information is “non-public” if it has not been made generally available to the public by means of a press release or other means of widespread distribution.  Information is “material” if a reasonable investor would consider it important in a decision to buy, hold or sell stock or other securities.  As a rule of thumb, any information that would affect the value of stock or other securities should be considered material.  Examples of information that is generally considered “material” include:

•	Financial results or forecasts, or any information that indicates a company’s financial results may exceed or fall short of forecasts or expectations;

•	Important new products or services;

•	Pending or contemplated acquisitions or dispositions, including mergers, tender offers or joint venture proposals;

•	Possible management changes or changes of control;

•	Pending or contemplated public or private sales of debt or equity securities;

•	Acquisition or loss of a significant customer or contract;

•	Significant write-offs;

•	Initiation or settlement of significant litigation; and

•	Changes in the Company’s auditors or a notification from its auditors that the Company may no longer rely on the auditor’s report.

The laws against insider trading are specific and complex.  Any questions about information you may possess or about any dealings you have had in the Company’s securities should be promptly brought to the attention of the Company’s Investor Relations department.

PUBLIC COMMUNICATIONS AND REGULATIONS REGARDING FAIR DISCLOSURE

Public Communications Generally

The Company places a high value on its credibility and reputation in the community.  What is written or said about the Company in the news media and investment community directly impacts our reputation, positively or negatively.  Our policy is to provide timely, accurate and complete information in response to public requests (media, analysts, etc.), consistent with our obligations to maintain the confidentiality of competitive and proprietary information and to prevent selective disclosure of market-sensitive financial data.  To ensure compliance with this policy, all news media or other public requests for information regarding the Company should be directed to the Company’s Investor Relations department.  The Investor Relations department will work with you and the appropriate personnel to evaluate and coordinate a response to the request.

Compliance with Regulation FD

In connection with its public communications, the Company is required to comply with a rule under the federal securities laws referred to as Regulation FD (which stands for “fair disclosure”).  Regulation FD provides that, when we disclose material, non-public information about the Company to securities market professionals or stockholders (where it is reasonably foreseeable that the stockholders will trade on the information), we must also disclose the information to the public.  “Securities market professionals” generally include analysts, institutional investors and other investment advisors.

To ensure compliance with Regulation FD, we have designated the following officials as “Company Spokespersons:”

•	Chief Executive Officer and Chairman of the Board
•	President and Chief Operating Officer
•	Vice President and Chief Financial Officer
•	Vice President of Merchandise

Only Company Spokespersons are authorized to disclose information about the Company in response to requests from securities market professionals or stockholders.  If you receive a request for information from any securities market professionals or stockholders, promptly contact the Investor Relations department to coordinate a response to such request.

Company associates who regularly interact with securities market professionals are specifically covered by Regulation FD and have a special responsibility to understand and comply with Regulation FD.  Contact the Investor Relations department if you have any questions about the scope or application of Regulation FD.

EMPLOYMENT PRACTICES

The Company pursues fair employment practices in every aspect of its business.  The following is intended to be a summary of our employment policies and procedures.  Copies of our detailed policies are available from the Company’s Department of Human Resources.  Company associates must comply with all applicable labor and employment laws, including anti-discrimination laws and laws related to freedom of association and privacy.  It is your responsibility to understand and comply with the laws, regulations and policies that are relevant to your job.  Failure to comply with labor and employment laws can result in civil and criminal liability against you and the Company, as well as disciplinary action by the Company, up to and including termination of employment.  You should contact your supervisor or the Company’s Vice President of Human Resources or Director of Human Resources if you have any questions about the laws, regulations and policies that apply to you.

Harrassment and Discrimination

The Company is committed to providing equal opportunity and fair treatment to all individuals on the basis of merit, without discrimination because of race, color, religion, national origin, sex (including pregnancy), age, disability, veteran status or other characteristic protected by law.  The Company prohibits harassment in any form, whether physical or verbal and whether committed by supervisors, non-supervisory personnel or non-associates.

If you have any complaints about discrimination or harassment, report such conduct to the Company’s Vice President of Human Resources or Director of Human Resources or call the First Response National Harassment Reporting Call Center at 1-877-773-1353.  All complaints will be treated with sensitivity and discretion.  The Company’s Vice President of Human Resources or Director of Human Resources and the Company will protect your confidentiality to the extent possible, consistent with law and the Company’s need to investigate your concern.  Where our investigation uncovers harassment or discrimination, we will take prompt corrective action, which may include disciplinary action by the Company, up to and including, termination of employment.  The Company strictly prohibits retaliation against an associate who, in good faith, files a compliant.

Any member of management who has reason to believe that an associate has been the victim of harassment or discrimination or who receives a report of alleged harassment or discrimination is required to report it to the Company’s Vice President of Human Resources or Director of Human Resources immediately.

VENDOR AND GOVERNMENT RELATIONS

Under no circumstances is it acceptable to offer, give, solicit or receive any form of bribe, kickback or inducement.  No one should ever use anything that belongs to the Company for illegal, unethical or improper purposes.  Associates should never accept any type of payment from vendors, customers or competitors.  For more guidance regarding the acceptance of gifts, entertainment and other gratuities, please see the Conflicts of Interest section in this document.

Company associates and agents are also prohibited from offering anything of value to officials, political parties or candidates in the United States or in foreign countries in return for favors for a company.  Associates are required to report promptly to their supervisor any request made by any governmental or political party official or candidate or any representative of such a person for a payment or other benefit covered by this policy and any other actions taken to induce such a payment or benefit.

POLITICAL ACTIVITIES

We do not abuse our corporate standing to influence political issues, nor do we become involved in unethical political activities.  We do, however, express our opinion on local and national issues that affect our business.

The Company respects and supports everyone’s right to participate in the political process and in political activities.  Any decisions on whether or not to contribute time, money or resources to any political activity are entirely personal and voluntary, but must not interfere with employment.

No one should, on the Company’s behalf, solicit during work hours or on Company property. This prohibition includes the solicitation of contributors for any political party, organization, committee, candidate, cause, etc.

GETTING MORE INFORMATION AND REPORTING VIOLATIONS

We are committed to operating our business with the highest level of integrity and ethical standards. If an improper practice or irregularity occurs within the Company, we will undertake any necessary corrective action, take appropriate steps to prevent recurrence, and make any necessary disclosure of the improper practices or irregularities to the appropriate governmental authorities.

We need everyone’s vigilance to maintain our high ethical standards. Each associate is responsible for reporting to the company any circumstances believed to be a violation of the Code of Ethics. Those who report violations in good faith will not risk retaliation. However, the reporting of a violation will not excuse the violation itself.

You may report violations in any of several ways.  Please use whichever method you feel most comfortable with.

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Report the matter to your supervisor, except in cases involving discrimination or harassment.  In such event, contact the Company’s Vice President of Human Resources or Director of Human Resources or call the First Response National Harassment Reporting Call Center at the number listed below.

•	Call the Hibbett Ethics and Compliance Hotline at 1-877-888-0002.

•	Call the First Response National Harassment Reporting Call Center at 1-877-773-1353.

•	Contact Hibbett Management (Mail address: 451 Industrial Lane, Birmingham, Alabama 35211, telephone: (205) 942-4292):

o	Director of Human Resources
o	Vice President of Human Resources
o	Investor Relations department
o	Vice President and Chief Financial Officer

•	Contact the Company’s outside legal counsel:

o	William A. Old, Jr., Esq.
Williams Mullen
999 Waterside Drive, Suite 1700,
Norfolk, VA  23510
Telephone: (757) 622-3366

•
Write to our Audit Committee Chairman in care of the Investor Relations department (451 Industrial Lane, Birmingham, AL  35211) (for concerns regarding the Company’s compliance with securities law, financial reporting or accounting practices only)

We will hold all reports of possible violations in the strictest confidence. Our Ethics and Compliance Hotline and our First Response National Harassment Hotline are secure, confidential and can be used anonymously. E-mail and US mail addressed to the above individuals will also be handled to protect your privacy, to the extent practical and in compliance with our legal obligations. We will promptly investigate all reports of possible violations. If appropriate, we will notify you of our findings if the report was not made anonymously.

Reporting of Financial Concerns to the Audit Committee

Any associate or interested party who has a concern about the Company’s compliance with securities laws, financial reporting, accounting, internal controls or auditing matters should communicate that concern directly to the Company’s Vice President and Chief Financial Officer, the Company’s outside legal counsel or to the Company’s Audit Committee (through the Audit Committee chairman). Such communications may be confidential or anonymous, and may be e-mailed or submitted in writing to the addresses shown above. While you need not identify yourself to report your concerns, providing specific information will facilitate a thorough investigation.

All concerns regarding financial reporting or securities matters, regardless of their method of delivery, will be forwarded to the appropriate directors for their review and will be simultaneously reviewed by the Vice President and Chief Financial Officer. The status of all outstanding concerns addressed to the Audit Committee will be reported to the full Board.

Note: Concerns sent to the Audit Committee related to non-financial matters will be directed to appropriate Company management or the Company’s outside legal counsel for review.

CONCLUSION

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics.  If you have any questions about these guidelines, please contact your supervisor or the parties listed above.  We expect all Company associates, of every level, to adhere to these standards.

This Code of Business Conduct and Ethics, as applied to the Company’s senior  financial officers, shall be our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the Commission promulgated thereunder.

This Code and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy.  We reserve the right to amend, supplement or discontinue this Code and the matters addressed herein, without prior notice, at any time.

Last Amendment – March 11, 2009

End of Exhibit 14.1